Seward & Kissel llp 901 K STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184 WWW.SEWKIS.COM	ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421

March 27, 2020
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner
Re:	Euroseas Ltd. Amendment No. 1 to Registration Statement on Form F-3 Filed March 27, 2020 File No. 333-237128

Dear Ms. Barberena-Meissner:
We refer to the registration statement on Form F-3 (the “Registration Statement”), filed by Euroseas Ltd. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on March 12, 2020.
On March 24, 2020, the staff of the Commission (the “Staff”) provided the Company with an oral comment regarding the Registration Statement as set forth below.
The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s oral comment as discussed below.
Incorporation by Reference, page 36
1.
We note that on November 25, 2019 you furnished in a report on Form 6-K your interim financial statements for the nine months ended September 30, 2019, and on February 19, 2020 you furnished in a report on Form 6-K your financial statements for the year and quarter ended December 31, 2019. Please revise your registration statement to provide such financial information in your prospectus, or to incorporate such financial information by reference. Refer to Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

The above-mentioned financial statements have been incorporated by reference in the Amended Registration Statement.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.
Very truly yours,

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Cc:	Dr. Anastasios Aslidis
Chief Financial Officer
Euroseas Ltd.